Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	RANDGOLD RESOURCES LIMITED

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to notification obligation:	FMR LLC

4. Full name of shareholder(s) (if different from 3):	See attached schedule

5. Date of transaction (and date on which the threshold is crossed or reached if different):	02 December 2008

6. Date on which issuer notified:	03 December 2008

7. Threshold(s) that is/are crossed or reached:	14%

8: Notified Details

A: Voting rights attached to shares

Situation previous to
the triggering
	transaction		Resulting situation after the triggering transaction
Class/type of shares		Number of				Percentage of
If possible use	Number of	voting	Number of	Number of voting rights		voting rights
ISIN code	shares	rights	Shares	Direct	Indirect	Direct	Indirect
ISIN: GB00B01C3S32	10,697,967	10,697,967	10,751,967	10,751,967		14.05%
B: Financial Instruments
Resulting situation after the triggering transaction

No. of voting rights
Type of		Exercise/	that may be acquired
financial		conversion	(if the instrument	Percentage of
instrument	Expiration date	period/date	exercised/converted)	voting rights
Total (A+B)

Number of voting rights	Percentage of voting rights

10,751,967	14.05%
9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
See attached schedule
Proxy Voting:

10. Name of proxy holder:	FMR LLC

11. Number of voting rights proxy holder will cease to hold:	54,000

12. Date on which proxy holder will cease to hold voting rights:	02 December 2008

13. Additional information:

14 Contact name:

15. Contact telephone name:

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation

Full name	FMR LLC
(including legal form of legal entities)

Contact address
(registered office for legal entities)

Phone number & email

Other useful information	Eveangelos Karatzas
(at least legal representative for legal persons)	Fil-regreporting@fil.com

B: Identity of the notifier, if applicable

Full name	D J Haddon

Contact address	La Motte Chambers, La Motte Street, St.Helier,
Jersey, JE1 1BJ, Channel Islands
Phone number & email	+44 1534 735 444
dhaddon@randgoldresources.com
Other useful information
(e.g. functional relationship with the person or legal entity subject to the notification obligation)
C: Additional information
FMR

Issuer Name:	RANDGOLD RESOURCES LIMITED

Current ownership percentage:	14.05%
Total shares held:		10,751,967
Issued voting right capital:		76,500,324

	SHARES HELD	NOMINEE	MANAGEMENT
COMPANY
FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), Investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC) and Pyramid Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramid Global Advisors LLC (PGALLC).	6,587,701	Brown Brothers Harriman and Co	FMRCO
	318,200	Citibank NA	FMRCO
	308,200	JP Morgan Chase Bank	FMRCO
	501,266	Mellon Bank N.A.	FMRCO
	3,025,400	State Street Bank and TR CO	FMRCO
	9,500	State Street Bank and TR CO	FMTC
	1,700	CIBC Mellon Trust (C)	FCL